UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

 Commission File Number 1-14862

BRASKEM S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari

Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTICE TO THE MARKET

São Paulo, November 9, 2018: Braskem S.A. (“Braskem” or the “Company”) (B3: BRKM3, BRKM5 e BRKM6; NYSE: BAK; LATIBEX: XBRK), as a follow-up to the market announcements dated May 1, 2018 and May 21, 2018, informs that the New York Stock Exchange (the “NYSE”) granted the Company an additional extension until March 15, 2019 to file its annual report on Form 20-F for the year ended December 31, 2017 (“2017 Form 20-F”) with the U.S. Securities and Exchange Commission (“SEC”), which extension is subject to reassessment on an ongoing basis.

The Company has not yet concluded the additional procedures and analyses on its internal processes and controls. Therefore, it will not be in a position to file its 2017 Form 20-F by November 16, 2018.

The Company will continue to endeavor all efforts to be able to comply its filing obligation.

For more information, please contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRASKEM S.A.

By: /s/ Pedro van Langendonck Teixeira de Freitas
Name:  Pedro van Langendonck Teixeira de Freitas
Title: Chief Financial Officer
Date: November 9, 2018